UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2017
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$120 million 3-Year Senior Unsecured Term Loan Facility for Grupo Monge

Panama City, Republic of Panama, May 9, 2017 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the successful closing of a US$120 million 3-year senior unsecured syndicated loan (the “Facility”) for GMG Holding S.A. and subsidiaries (“Grupo Monge” or the “Group”). Bladex was the Sole Lead Arranger and Bookrunner, and Administrative Agent for the Facility.

Established in Costa Rica in 1974, Grupo Monge is one of the two largest integrated durable goods retailers and consumer finance providers in Central America, with 518 stores across 6 countries: Costa Rica, Guatemala, Honduras, Nicaragua, El Salvador, and Peru. The group is 100% owned by the Monge family, and is led by a seasoned management team and a board of directors with very extensive experience in the banking and retail industries.

The deal constitutes the second international syndicated facility for Grupo Monge. Proceeds from the Facility will be used to refinance Grupo Monge’s existing indebtedness and extending the Group’s debt maturity profile.

The transaction attracted the interest of 15 financial institutions from Panama, Costa Rica, Colombia, Guatemala, El Salvador, Curacao, Dominican Republic, and the United States, of which the majority represent new banking relationships for Grupo Monge. It was 1.2 times oversubscribed, which allowed the Group to upsize the facility amount to US$120 million from its original target of US$100 million.

Gaston Monge, Chief Executive Officer of Grupo Monge commented: “We are very satisfied to have closed an extremely successful transaction, which will allow us to continue growing and consolidating into the markets in which we operate. Having worked hand in hand with the Bladex team reaffirms our commitment to excellence. This deal constitutes the second international syndicated transaction of over US$100 million for Grupo Monge, highlighting the international and regional banks’ trust in our Group.

Alejandro Jaramillo, Chief Commercial Officer of Bladex, stated: "Bladex is very pleased to have successfully executed this syndicated loan for Grupo Monge, which provides the Group access to new banking relationships and medium-term funding. This Facility adds to Bladex’s continuing growth in the Latin American syndicated loan space, highlighting its distribution capabilities and its access to a wide network of regional and international financial institutions.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango - Senior Vicepresident, Corporate Development and Investor Relations

E-mail address:  igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address:  Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama